

TECHNOLOGIES INC.

www.totallyhip.com
Telephone: 604.638.8180

August 5, 2008



Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: TOTALLY HIP TECHNOLOGIES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4556

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 20, 2008:

A. Copy of Notice of Change of Directors dated July 4, 2008 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated July 18, 2008 issued by the Registrar of Companies.

C. Annual General Meeting

- copy of Notice of Amendment of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Request for Financial Statements

D. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended March 31, 2008 with relevant MD&A.

dlw 8/20



E. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

F. Copies of news releases issued during the relevant period dated June 5, 2008, June 20, 2008 and July 18, 2008.

G. Copies of Material Change Reports (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news releases dated June 20, 2008 and July 18, 2008.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it to the undersigned.

Sincerely,

TOTALLY HIP TECHNOLOGIES INC.

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures


BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **July 18, 2008 01:15 PM Pacific Time**

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

Date of Change of Directors

July 4, 2008

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Director(s) as at July 4, 2008

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
605-889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605-889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

82-4556

Date and Time: August 5, 2008 05:14 PM Pacific Time


BRITISH
COLUMBIA
The Best Place on Earth

Ministry
of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: July 18, 2008 01:15 PM Pacific Time

Incorporation Number: **C0581802**

Recognition Date: Continued into British Columbia on March 18, 1999

NOTICE OF ARTICLES

Name of Company:

TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:	Delivery Address:
3 - 1182 QUEBEC STREET VANCOUVER BC V6A 4B2 CANADA	3 - 1182 QUEBEC STREET VANCOUVER BC V6A 4B2 CANADA

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:	Delivery Address:
1376 ARBORLYNN DR NORTH VANCOUVER BC V7J 2V3 CANADA	1376 ARBORLYNN DR NORTH VANCOUVER BC V7J 2V3 CANADA

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:	Delivery Address:
1512 ROCHESTER AVENUE COQUITLAM BC V3K 2X6 CANADA	1512 ROCHESTER AVENUE COQUITLAM BC V3K 2X6 CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:	Delivery Address:
605-889 WEST PENDER STREET VANCOUVER BC V6C 3B2 CANADA	605-889 WEST PENDER STREET VANCOUVER BC V6C 3B2 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached
2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached



TECHNOLOGIES INC.

www.totallyhip.com
Telephone: 604.638.8180

NOTICE OF AMENDMENT OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Totally Hip Technologies Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	89152W 10 8
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	**July 4, 2008 (Amended)**
5	Record Date for Notice	:	**May 30, 2008 (Amended)**
6	Record Date for Voting	:	**May 30, 2008 (Amended)**
7	Beneficial Ownership Determination Date	:	**May 30, 2008 (Amended)**
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 23rd day of May, 2008.

Sincerely,

TOTALLY HIP TECHNOLOGIES INC.

PER: *"Michael P. Ross"*

MICHAEL P. ROSS
Director

TOTALLY HIP TECHNOLOGIES INC.

ANNUAL GENERAL MEETING

JULY 4, 2008

#82-4556

TOTALLY HIP TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **TOTALLY HIP TECHNOLOGIES INC.** (hereinafter called the "Company") will be held at the offices of the Company at 605 - 889 West Pender Street, Vancouver, British Columbia on July 4, 2008 at the hour of 11:00 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended September 30, 2007 and the report of the auditor thereon;

(b) To re-appoint BDO Dunwoody LLP, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To elect Directors for the ensuing year;

(d) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 605 - 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 30th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Ross"

MICHAEL ROSS, Director

TOTALLY HIP TECHNOLOGIES INC.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Canada
Telephone: 604.638.8180

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 30, 2008 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 4, 2008.

This Information Circular is furnished in connection with the solicitation of proxies by management of TOTALLY HIP TECHNOLOGIES INC. (the "Company") for use at the Annual General Meeting of shareholders to be held on July 4, 2008 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 605 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the

Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge. Broadridge typically creates its own proxy forms in a "voting instruction form" format, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to submit their voting instructions to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge proxy form cannot use that form to vote common shares directly at the Meeting – voting instructions must be provided to Broadridge well in advance of the Meeting in order to have the common shares voted. Voting instructions may be submitted to Broadridge by mail, on the internet or by telephone, as specified on the voting instruction form.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 30, 2008 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 26,282,614 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	9,937,209	37.81%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at five.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
David Dicaire BC, Canada *President, CEO, CFO and Director*	President, CEO and Chairman of the Company since September 6, 2000; COO and GM of the Company since March 31, 2000	March 31, 2000 to date	710,125
Michael Shaff La Honda, CA, USA *Director*	President of Small Hands Inc.	September 19, 2000 to date	892
James Boyce BC, Canada *Director*	Owner and Operator, Computer Technology Business Also a director of Pacific Topaz Resources Ltd.	March 14, 2003 to date	1,000,125
Michael Ross BC, Canada *Director*	Owner and Operator, Computer Technology Business / Financial Systems Engineer/ Business Consultant	April 20, 2006 to date	Nil
John Brydle BC, Canada *Director*	Business Consultant Also a director of International Alliance Resources Inc. and Vega Gold Ltd.	May 31, 2006 to date	Nil

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. David Dicaire, James Boyce and Michael Ross are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than James Boyce who was a director of Pacific Topaz Resources Ltd. when it was the subject of a cease trade order issued on May 16, 2001 by the British Columbia Securities Commission for failure to file financial statements, which order was rescinded on August

13, 2001.

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at September 30, 2007, the Chief Financial Officer as at September 30, 2007 and each of the Company's other three most highly compensated officers as at September 30, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
David Dicaire	2007	Nil	Nil	$54,000[1]	Nil	Nil	Nil	Nil
President, CEO	2006	Nil	Nil	$54,000[1]	Nil	Nil	Nil	Nil
and CFO	2005	Nil	Nil	$54,000[1]	Nil	Nil	Nil	Nil

Note [1] Management/administrative fees paid or accrued to Winston Ventures Corp., a British Columbia non-reporting company wholly-owned by David Dicaire.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

No Options and SARs were exercised by the Named Executive Officer during the most recently completed financial year or outstanding to the Named Executive Officer at the end of the most recently completed financial year.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended September 30, 2007 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended September 30, 2007 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

No Options and SARs were granted to non-executive directors during the most recently completed financial year.

No Options and SARs were exercised by non-executive directors during the most recently completed financial year or outstanding to non-executive directors at the end of the most recently completed financial year.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	N/A	2,628,261
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	Nil	N/A	2,628,261

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended September 30, 2007 or the current financial year.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company or its subsidiary.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of five directors, a majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Michael Shaff, James Boyce and John Brydle are independent. David Dicaire is not independent as he is the President, CEO and CFO of the Company. Michael Ross is not independent as he received compensation for providing consulting services to the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date

with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are Michael Shaff, James Boyce and John Brydle. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the software development industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect

to the provision of non-audit services if:

(i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

David Dicaire	Not independent*	Financially literate*
James Boyce	Independent*	Financially literate*
Michael Ross	Not independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the

exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2007	$38,100	-	-	-
2006	$15,475	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of BDO Dunwoody LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. The Company's auditor, Amisano Hanson, merged with BDO Dunwoody LLP effective January 1, 2008 and continued under the BDO Dunwoody LLP name.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since October 1, 2006

Other informed party transactions

During the fiscal year ended September 30, 2007, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. Management/administrative fees of $54,000 were paid or accrued to Winston Ventures Corp., a British Columbia non-reporting company wholly-owned by David Dicaire, President, CEO, CFO and a director of the Company; and

2. Consulting fees of $120,000 were paid or accrued to Visionary Financials Ltd., a British Columbia non-reporting company wholly-owned by Michael Ross, a director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At a previous Annual General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2008 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2008 Plan.

The 2008 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2008 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2008 Plan. The 2008 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2008 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2008 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2008 Plan. A summary of some of the additional provisions of the 2008 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2008 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2008 Plan is in the Company's best interests and recommend that the shareholders approve the 2008 Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended September 30, 2007. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 30th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

TOTALLY HIP TECHNOLOGIES INC.

"Michael Ross"

MICHAEL ROSS
Director

#82-4556

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOTALLY HIP TECHNOLOGIES INC. (the "Company")

TO BE HELD AT 605 - 889 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B2 ON FRIDAY, JULY 4, 2008 AT 11:00 A.M. (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints David Dicaire, a Director of the Company, or failing this person, Michael Ross, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	The re-appointment of BDO Dunwoody LLP, Chartered Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors.		N/A	
2.	(a) To elect as Director, DAVID DICAIRE		N/A	
	(b) To elect as Director, MICHAEL SHAFF		N/A	
	(c) To elect as Director, JAMES BOYCE		N/A	
	(d) To elect as Director, MICHAEL ROSS		N/A	
	(e) To elect as Director, JOHN BRYDLE		N/A	
3.	To approve the proposed stock option plan for implementation by the Company.			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

TOTALLY HIP TECHNOLOGIES INC.
605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Fax: (604) 669-5886

TOTALLY HIP TECHNOLOGIES INC.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*. If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

TOTALLY HIP TECHNOLOGIES INC.
605 - 889 West Pender Street
Vancouver, British Columbia, CANADA
V6C 3B2
(CUSIP No. 89152W 10 8)

I wish to receive Interim Financial Statements and MD&A ☐

I wish to receive Annual Financial Statements and MD&A ☐

Dated: ________________ 2008

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

#82-4556

TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008

(Unaudited)

TOTALLY HIP TECHNOLOGIES INC.

March 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	(Unaudited) March 31, 2008	(Audited) September 30, 2007
Current		
Cash	$ 15	$ 2,909
GST receivable	128,953	105,640
Amounts receivable	8,039	6,570
Prepaid expenses and deposits	4,373	2,613
	141,380	117,732
Capital assets	76,629	86,053
Software technology and intellectual property rights	6	6
	$ 218,015	$ 203,791
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 1,167,835	$ 770,556
Loans payable	202,023	167,616
Due to shareholders – Note 4	55,552	40,282
	1,425,410	978,454
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 3	8,481,069	8,481,069
Contributed surplus	827,400	827,400
Deficit	(10,515,864)	(10,083,132)
	(1,207,395)	(774,663)
	$ 218,015	$ 203,791

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

"Michael Ross" Director *"James Boyce"* Director

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six months ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)

	Three months ended March 31,		Six months ended March 31,	
	2008	2007	**2008**	2007
Revenues				
Sales	**$ 7,759**	$ 14,608	**$ 11,344**	$ 32,042
Less: cost of goods sold	**(1,633)**	(1,576)	**(2,668)**	(3,854)
	6,126	13,032	**8,676**	28,188
Administrative Expenses				
Amortization	**4,712**	5,751	**9,424**	11,501
Filing fees and transfer agent	**8,354**	10,234	**11,339**	11,848
Interest and bank charges	**16,252**	9,196	**23,497**	17,700
Marketing, travel and promotion	**3,675**	6,606	**4,275**	6,891
Office and miscellaneous	**18,047**	3,859	**19,638**	9,061
Professional fees	**70,720**	12,119	**259,586**	15,574
Rent	**10,521**	6,100	**22,521**	20,607
Salaries and consulting fees – Note 4	**43,528**	53,756	**89,386**	110,236
Telephone and internet	**689**	937	**1,466**	1,309
	176,498	108,558	**441,132**	204,727
Loss from operations before other items	**(170,372)**	(95,526)	**(432,456)**	(176,539)
Other items				
Foreign exchange (loss) gain	**561**	2,605	**(276)**	4,147
Net loss for the period	**$ (169,811)**	$ (92,921)	**$ (432,732)**	$ (172,392)
Basic and diluted loss per share	**$ (0.006)**	$ (0.004)	**$ (0.02)**	$ (0.01)
Weighted average number of shares outstanding	**26,282,620**	23,515,634	**26,282,620**	23,545,634

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the six months ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)

	2008	2007
Deficit, beginning of the period	**$ (10,083,132)**	$ (9,702,956)
Net loss for the period	**(432,732)**	(172,392)
Deficit, end of period	**$ (10,515,864)**	$ (9,875,348)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended March 31, 2008 and 2007
(Unaudited – Prepared by Management)

	Three months ended March 31,		Six months ended March 31,	
	2008	2007	**2008**	2007
Operating Activities				
Net loss for the period	$ **(169,811)**	$ (92,921)	$ **(432,732)**	$ (172,392)
Items not involving cash:				
Amortization	**4,712**	5,751	**9,424**	11,501
	(165,099)	(87,170)	**(423,308)**	(160,891)
Changes in non-cash working capital items related to operations:				
GST receivable	**(10,597)**	(7,287)	**(23,313)**	(11,533)
Amounts receivable	**(2,715)**	7,543	**(1,469)**	(1,264)
Prepaid expenses and deposits	**(1,760)**	700	**(1,760)**	13,927
Accounts payable and accrued liabilities	**137,953**	35,102	**397,279**	62,743
Cash used in operating activities	**(42,218)**	(51,112)	**(52,571)**	(97,018)
Financing Activities				
Due to shareholders	**3,488**	-	**15,270**	-
Loans payable	**32,560**	52,751	**34,407**	91,541
Cash provided by financing activities	**36,048**	52,751	**49,677**	91,541
Increase (Decrease) in cash during the period	**(6,170)**	1,639	**(2,894)**	(5,477)
Cash (bank indebtedness), beginning of the period	**6,185**	10,732	**2,909**	17,848
Cash (bank indebtedness), end of the period	$ **15**	$ 12,371	$ **15**	$ 12,371
Supplemental disclosure of cash flow information:				
Cash paid for:				
Income taxes	$ -	$ -	$ -	$ -
Interest	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008
(Unaudited – Prepared by Management)

Note 1 Nature of Operations

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business has been to develop multimedia software code for future licensing and marketing of end user versions.

Note 2 Significant Accounting Policies

The notes presented in these interim consolidated financial statements are not fully inclusive of all matters normally disclosed in the Company's annual audited consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended September 30, 2007.

These interim consolidated financial statements follow the same policies and methods of application as the most recent audited consolidated financial statements as at and for the year ended September 30, 2007.

Effective October 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (the "CICA") as follows:

Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Financial instruments

The Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Note 2 Significant Accounting Policies – Cont'd
Financial instruments – (continued)

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

Under adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

The Company has determined that it does not have derivatives or embedded derivatives.

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

iii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Note 2 Summary of Significant Accounting Policies – Cont'd

Recent Accounting Pronouncements – cont'd

iii) Capital Disclosures and financial Instruments – Disclosures and Presentation-cont'd

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iv) In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 3 Share Capital

Authorized:

Unlimited common shares without par value
100,000,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2007 and March 31, 2008		26,282,620	$ 8,481,069

Note 3 Share Capital – Cont'd

Commitments:

Share Purchase Options:

As at March 31, 2008 there were no share purchase options outstanding (2006: Nil).

Share Purchase Warrants:

At March 31, 2008, there were no share purchase warrants outstanding. :

Note 4 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Six months ended March 31, 2008	Six months ended March 31, 2007
Salaries and consulting fees	$ 87,000	$ 57,000
	$ 87,000	$ 57,000

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At March 31, 2008, accounts payable and accrued liabilities included $308,870 (2007: $93,354) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

Note 5 Segmented Information – Cont'd

	Six months ended March 31, 2008	Six months ended March 31, 2007
USA	85.86%	38.65%
Europe	-	29.56%
Canada	14.14 %	15.82 %
Asia	-	7.53%
South America	-	5.02%
United Kingdom	-	3.42%
	-	-
	100.00%	100.00%

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2008

MAY 30, 2008

For the six months ended March 31, 2008, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of May 30, 2008 provides information on the operations of Totally Hip for the three months and six-months ended March 31, 2008 and subsequent to the six months ended and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended September 30, 2007, and 2006.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations.

LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Livestage Professional Software

LiveStage Professional 4.6.5 is an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behavior archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2008

SELECTED FINANCIAL DATA

The following table presents selected financial information for the six months ended March 31, 2008 and 2007 and the last three audited fiscal years ended September 30, 2007, 2006 and 2005:

	Six Months ended March 31, 2008 $	Six Months ended March 31, 2007 $	2007 $	2006 $	2005 $
OPERATIONS:					
Revenues	8,676	28,188	42,361	231,996	289,801
Net Loss	(432,732)	(172,392)	(380,176)	(1,139,751)	(414,814)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.07)	(0.03)
BALANCE SHEET:					
Working capital (deficiency)	(1,284,030)	(661,074)	(860,722)	(500,182)	(733,312)
Total assets	218,015	225,033	203,791	243,141	84,980

For the six months ended March 31, 2008 gross revenue was $11,344 compared to $32,042 for the same period in 2007 (64.60% decrease). For the six months ended March 31, 2008 revenues (net of packaged software) was $8,676 compared to $28,188 in 2007 (69.22% decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 86% of the Company's total sales are sales in foreign currencies. During the period ended the average exchange rate for U.S. dollar posted by the Bank of Canada was approximately 14% higher than the average exchange rate for the same period in 2007. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the six months ended March 31, 2008 was $432,732 compared to the loss of $172,392 for the six months ended March 31, 2007. The net loss for the period ended was marginally affected by a loss on foreign exchange of $276.

RESULTS OF OPERATIONS

For the three months ended March 31, 2008.

During the three months ended March 31, 2008, Net sales/gross profit before expenses were $6,126 or79% of gross sales compared to a gross profit of $13,032 or 89% for the comparable period in 2007.

On an overall basis the net loss for the three months ending March 31, 2008 is $169,811 (82.75% increase) compared to a net loss of $92,921 for the same period in the previous year resulting in a net loss of $ 0.006 per share for the current quarter compared to a loss of $0.004 per share for the same quarter in 2007. The increase in the net loss for the three months ended March 31, 2008 was affected by a decrease in revenue of $6,849 and a decrease in foreign exchange gain of $2,044.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2008

Administrative expenses for the three months ending March 31, 2008 were $176,498, compared to $108,558 in the previous year. Major expense decreases occurred in salaries and consulting ($10,228); marketing, travel and promotion ($2,931); filing and transfer fees ($1,880); telephone and internet ($248) and a decrease in non-cash amortization costs ($1,039) which were offset by increases in professional fees ($58,601); interest and bank charges ($7,056); office and miscellaneous ($14,188) and rent ($4,421).

The geographical distribution of sales revenues for the three months ended March 31, 2008 occurred in the USA (81.1%) and Canada (18.9%).

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

For the six months ended March 31, 2008.

During the six months ended March 31, 2008, Net sales/gross profit before expenses were $8,676 or 76% of gross sales compared to a gross profit of $28,188 or 88% for the comparable period in 2007.

On an overall basis the net loss for the six months ended March 31, 2008 was $432,732 (151.01% increase) compared to a net loss of $172,392 for the same period in the previous year resulting in a net loss of $ 0.02 per share for the current period compared to a loss of $0.01 per share for the same period in 2007. The increase in the net loss for the six months ended March 31, 2008 was affected by a decrease in revenue of $20,698 and an increase in foreign exchange loss of $4,423.

Administrative expenses for the six months ended March 31, 2008 were $441,132, compared to $204,727 in the previous year. Major expense increases occurred in professional fees ($244,012); interest and bank charges ($5,797); office and miscellaneous ($10,577); rent ($1,914); telephone and internet ($157) and non-cash amortization ($2,077). These increases were offset by decreases in salaries and consulting fees ($20,850); marketing, travel and promotion ($2,616); filing fees and transfer agent ($509).

The geographical distribution of sales revenues for the six months ended March 31, 2008 was USA 85.86% and Canada 14.14%.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures during fiscal 2008.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2008

	Years ended September 30,							
	2008		2007				2006	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	3,585	7,759	17,434	14,608	12,459	12,288	94,192	24,666
Net income (loss)	(262,921)	(169,811)	(79,471)	(92,921)	(128,693)	(79,091)	(620,771)	(260,049)
Basic/diluted loss per share	(0.01)	(0.006)	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)

SHARE CAPITAL

Authorized: Unlimited common shares without par value
100,000,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006, September 30, 2007 and March 31, 2008		26,282,620	$ 8,481,069

Escrow:

As at March 31, 2008, there were no shares held in escrow.

Commitments:

Share Purchase Options

As at March 31, 2008 there were no share purchase options outstanding.

Share Purchase Warrants

As at March 31, 2008 there were no warrants outstanding.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2008

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Six months ended March 31,			
		2008		2007
Salary and Consulting fees		87,000		57,000
	$	87,000	$	57,000

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At March 31, 2008, accounts payable and accrued liabilities included $308,870 (2007: $93,354) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

LIQUIDITY AND SOLVENCY

At March 31, 2008, the Company held cash on hand of $15 (2007: $12,371) and liabilities totalled $1,425,410 (2007: $791,912).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $218,015 as of March 31, 2008, compared to $225,033 as of March 31, 2007, which decreased by $7,268 due to increases in prepaid expenses of $1,506 and GST receivable of $36,964 with decreases in capital assets of approximately $17,560 due to amortization costs, amounts receivable of $15,572 and a decrease in cash of $12,356.

Totally Hip's liabilities at March 31, 2008 comprised of accounts payable and accrued liabilities totalling $1,167,835, (2007: $600,700), loans payable of $202,023 (2007: $157,458), and amounts due to shareholders of $55,552 (2007: $33,754).

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the year ended March 31, 2008, Totally Hip has not issued any stock options. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

Subsequent to March 31, 2008, the Company has agreed to a non-brokered private placement financing of up to $1.2-million comprising 13,333,333 units at nine cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 12 cents per share for a period of two years. Funds from the financing will be used for working capital. Finders' fees may be payable on a portion of the financing in cash.

The financing and finders' fees are subject to acceptance for filing by the TSX Venture Exchange.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2008

OUTSTANDING SHARE DATA

As at May 30, 2008 the Company had authorized share capital as follows:
Unlimited common shares without par value
100,000,000 preferred shares without par value

Shares outstanding as at May 30, 2008 totalled 26,282,620 shares. There were nil warrants outstanding and nil stock options outstanding.

MANAGEMENT CHANGES

None

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Financial instruments

The Company adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at January 1, 2007.

Financial instruments – (continued)

Under adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, loan payable and due to related parties are classified as other financial liabilities, which are measured at amortized cost. (Refer to note below – FINANCIAL INSTRUMENTS.)

The Company has determined that it does not have derivatives or embedded derivatives.

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

iii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iv) In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2008

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2007 or September 30, 2006.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 51% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings as at December 31, 2007, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities.

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

OUTLOOK

Through our efforts, and the arrival of "The Web 2.0" (a generic term used to describe the new, more rich media intensive and interactive Internet), Graphic artists, Rich Media designers along with the advent of social networking sites (YOUTUBE and MYSPACE) have helped generate broader interest to Totally Hip's core product, LiveStage Professional. In this light and in a view to stick with our strengths, Totally Hip will continue to develop LiveStage and increase marketing efforts. We believe that a re-concentration to LiveStage will continue to provide reliable revenue streams and, as it has done in the past, spawn highly lucrative custom rich media projects.
As the Rich Media market continues to evolve, Totally Hip plans to offer an even more robust combination of services in an effort to ward off competition and grow revenue. In particular, consumer demands are increasing for content and interactive applications, such as Rich Media videoconferencing and gaming. The combination of technologies the solution provides is an ideal infrastructure for the evolution of new media service delivery capabilities.

#82-4556

RECEIVED
2008 AUG 20 A 11:09

TOTALLY HIP TECHNOLOGIES INC.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Totally Hip Technologies Inc.**, (the "Issuer") for the interim period ending **March 31, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: June 3, 2008

"David Dicaire"
David Dicaire
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

TOTALLY HIP TECHNOLOGIES INC.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.,** certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Totally Hip Technologies Inc.**, (the "Issuer") for the interim period ending **March 31, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: June 3, 2008

"David Dicaire"
David Dicaire
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

82-4556



News Release
June 5, 2008

DIRECTORS ELECTED AT AGM

Vancouver, B.C. – June 5, 2008 – Totally Hip Technologies Inc. **(TSX-V:THP)** is pleased to announce that at its Annual General Meeting of shareholders held on May 31, 2007, Messrs David Dicaire, Michael Ross, James Boyce, Michael Shaff and John Brydle were re-elected as directors of the Company. Mr. Dicaire is the President and Chairman of the Board of Directors of the Company.

For further information on investor or corporate matters contact 604.638.8180 or email investor@totallyhip.com.

TOTALLY HIP TECHNOLOGIES INC.

Per: *"Michael Ross"*

Michael Ross, Director

Symbol: THP-TSX Venture Exchange
12g3-2(b): 82-4556

Email: investor@totallyhip.com
www.totallyhip.com Tel: 604.638.8180

This release may contain forward–looking statements that involve risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will" and similar expressions are intended to identify forward-looking statements. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are Totally Hip's ability to develop, complete, introduce, market, distribute and gain market acceptance for its products and technologies in a timely manner, announcements of technological innovations, new products or product enhancements by Totally Hip or its competitors; general market conditions; and other factors that may impact the Company or its business opportunities including factors detailed in Totally Hip's filing with the Securities and Exchange Commission.



News Release
June 20, 2008

FINANCING UPDATE

Vancouver, B.C. – June 20, 2008 – Further to its news release of April 25, 2008, Totally Hip Technologies Inc. **(TSX-V:THP)** announces that it is proceeding with its non-brokered private placement financing of up to $1,200,000. The price per unit has been reduced to $0.06 per unit and accordingly the private placement now comprises of up to 20,000,000 units. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.10 per share for a period of two years. Funds from the financing will be used for working capital. Finder's fees may be payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

The Company's 2008 Annual General Meeting is scheduled for July 4, 2008.

For further information on investor or corporate matters contact 604.638.8180 or email investor@totallyhip.com.

Totally Hip Technologies Inc.

Per: "*Michael Ross*"
Michael Ross, Director

Symbol: THP-TSX Venture Exchange
12g3-2(b): 82-4556
Email: investor@totallyhip.com
www.totallyhip.com Tel: 604.638.8180

This release may contain forward-looking statements that involve risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will" and similar expressions are intended to identify forward-looking statements. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are Totally Hip's ability to develop, complete, introduce, market, distribute and gain market acceptance for its products and technologies in a timely manner, announcements of technological innovations, new products or product enhancements by Totally Hip or its competitors; general market conditions; and other factors that may impact the Company or its business opportunities including factors detailed in Totally Hip's filing with the Securities and Exchange Commission.

#82-4556



News Release
July 18, 2008

DIRECTORS RE-ELECTED AT AGM

Vancouver, B.C. – July 18, 2008 – Totally Hip Technologies Inc. **(TSX-V:THP)** is pleased to announce that at its 2008 Annual General Meeting of shareholders, Messrs. David Dicaire, Michael Ross, James Boyce and John Brydle were re-elected as directors of the Company. Mr. Dicaire continues as the President and Chairman of the Board of Directors of the Company.

For further information on investor or corporate matters contact 604.638.8180 or email investor@totallyhip.com.

TOTALLY HIP TECHNOLOGIES INC.

Per: *"Michael Ross"*

Michael Ross, Director

Symbol: THP-TSX Venture Exchange
12g3-2(b): 82-4556

Email: investor@totallyhip.com
www.totallyhip.com Tel: 604.638.8180

This release may contain forward-looking statements that involve risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will" and similar expressions are intended to identify forward-looking statements. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are Totally Hip's ability to develop, complete, introduce, market, distribute and gain market acceptance for its products and technologies in a timely manner, announcements of technological innovations, new products or product enhancements by Totally Hip or its competitors; general market conditions; and other factors that may impact the Company or its business opportunities including factors detailed in Totally Hip's filing with the Securities and Exchange Commission.

#82-4556

FORM 51-102F3

RECEIVED
2008 AUG 20 A 11:57

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
605 – 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

June 20, 2008

Item 3. **News Release**

News Release dated June 20, 2008 and disseminated to Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer gives an update with respect to its previously announced non-brokered private placement financing of up to $1,200,000 and with respect to its 2008 Annual General Meeting.

Item 5. **Full Description of Material Change**

Further to its news release of April 25, 2008, the Issuer announces that it is proceeding with its non-brokered private placement financing of up to $1,200,000. The price per unit has been reduced to $0.06 per unit and accordingly the private placement now comprises of up to 20,000,000 units. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.10 per share for a period of two years. Funds from the financing will be used for working capital. Finder's fees may be payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

The Issuer's 2008 Annual General Meeting is scheduled for July 4, 2008.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 638-8180.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, the 24th day of June, 2008.

"Michael Ross"
Michael Ross, Director

#82-4556

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
605 – 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

July 18, 2008

Item 3. **News Release**

News Release dated July 18, 2008 and disseminated to Canada Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Issuer announces Messrs. David Dicaire, Michael Ross, James Boyce and John Brydle were re-elected as Directors at its 2008 Annual General Meeting.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that at its 2008 Annual General Meeting of shareholders, Messrs. David Dicaire, Michael Ross, James Boyce and John Brydle were re-elected as directors of the Issuer. Mr. Dicaire continues as the President and Chairman of the Board of Directors of the Issuer.

For further information on investor or corporate matters contact 604.638.8180 or email investor@totallyhip.com.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 638-8180.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, the 28th day of July, 2008.

"Michael Ross"
Michael Ross, Director

END